Gentor Resources Inc.

PRESS RELEASE

Gentor Signs Settlement Agreement for Deferred Consideration Relating to Sale of Oman Properties in 2014

Toronto, Canada - June 20, 2019 - Gentor Resources Inc. ("Gentor") (TSX-V - "GNT") announces that it has entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable pursuant to the terms of the sale by Gentor to Savannah in July 2014 of Gentor's properties in Oman (the "Oman Sale").  Savannah is an AIM-listed resource development company.

The consideration for the Oman Sale was comprised of a cash payment of US$800,000, which was paid to Gentor on closing, and the following deferred consideration (the "Deferred Consideration"): (a) US$1,000,000, payable to Gentor upon a formal final investment decision being made for the development of the Block 5 licence in Oman; (b) US$1,000,000, payable to Gentor upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 licence in Oman; and (c) US$1,000,000, payable to Gentor within six months of the payment referred to in (b) above.  The Deferred Consideration remains outstanding as the related milestones as set out in (a), (b) and (c) above have not been achieved.

Under the Settlement Agreement, Gentor and Savannah have agreed to fully settle the Deferred Consideration in exchange for (i) the payment to Gentor by Savannah of US$100,000 (with US$50,000 being payable 30 days from now and US$50,000 being payable six months from now), and (b) the issuance to Gentor by Savannah of US$200,000 worth of Savannah shares (being 3,008,025 shares).  Such shares are subject to a six month orderly market restriction.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.